March 12, 2010


Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


Re:  NASB Financial, Inc.
     Form 10-K for fiscal year ended September 30, 2009
     File Number: 000-24033


Dear Sir or Madam:

The following are in response to the items noted in your letter dated February 26, 2010:


Form 10-K for fiscal year ended September 30, 2009
--------------------------------------------------

Lending Activities, page 2
--------------------------
1. Future Form 10-K filings will be revised to provide a more detailed discussion of our underwriting policies for major loan products as follows:

Residential Real Estate Loans
-----------------------------
The bank's residential real estate loan underwriters are grouped into three different levels, based upon each underwriter's experience and proficiency. Underwriters within each level are authorized to approve loans up to prescribed dollar amounts. Any loan over $1 million must also be approved by either the CEO or the EVP/Chief Credit
Officer. Conventional residential real estate loans are underwritten using FNMA's Desktop Underwriter or FHLMC's
Loan Prospector automated underwriting systems, which analyze credit history, employment and income information, qualifying ratios, asset reserves, and loan-to-value ratios. If a loan does not meet the automated underwriting standards, it is underwritten manually. Full documentation to support each applicant's credit history, income, and sufficient funds for closing is required on all loans. An appraisal report, performed in conformity with the Uniform
Standards of Professional Appraisers Practice by an outside licensed appraiser, is required for all loans. Typically, the Bank requires borrowers to purchase private mortgage insurance when the loan-to-value ratio exceeds 80%.

NASB originates Adjustable Rate Mortgages (ARMs), which fully amortize and typically have initial rates that are fixed for one to seven years before becoming adjustable.
Such loans are underwritten based on the initial interest rate and the borrower's ability to repay based on the maximum first adjustment rate. Each underwriting decision takes into account the type of loan and the borrower's ability to pay at higher rates. While lifetime rate caps are taken into consideration, qualifying ratios may not be calculated at this level due to an extended number of years required to reach the fully-indexed rate. NASB does not originate any hybrid loans, such as payment option ARMs, nor does the Bank originate any subprime loans, generally defined as high risk or loans of substantially impaired quality.

Construction and Development Loans
----------------------------------
The Bank's requirements for a construction loan are similar to those of a mortgage on an existing residence. In addition, the borrower must submit accurate plans, specifications, and cost projections of the property to be constructed. All construction and development loans are manually underwritten using NASB's internal underwriting standards. All construction and development loans must be approved by the CEO and either the EVP/ Chief Credit
Officer or SVP/Construction Lending. The bank has adopted internal loan-to-value limits consistent with regulations, which are 65% for raw land, 75% for land development, and 85% for residential and non-residential construction. An appraisal report, performed in conformity with the Uniform
Standards of Professional Appraisers Practice by an outside licensed appraiser, is required on all loans in excess of $250,000. Generally, the Bank will commit to a term of 12 to 18 months on construction loans, and up to 36 months on land acquisition and development loans. Interest rates on construction loans typically adjust daily and are tied to a predetermined index. The Bank typically obtains full personal guarantees from the primary individuals involved in the transaction. NASB's staff regularly performs inspections of each property during its construction phase to ensure adequate progress is achieved before making scheduled loan disbursements.

Commercial Real Estate Loans
----------------------------
The Bank's commercial real estate loans are secured primarily by multi-family and nonresidential properties.
Such loans are manually underwritten using NASB's internal underwriting standards, which evaluate the sources of repayment, including the ability of income producing property to generate sufficient cash flow to service the debt, the capacity of the borrower or guarantors to cover any shortfalls in operating income, and, as a last resort, the ability to liquidate the collateral in such a manner as to completely protect the Bank's investment. All commercial real estate loans must be approved by the CEO and either the EVP/ Chief Credit Officer or SVP/Commercial
Lending.  Typically, loan-to-value ratios do not exceed
80%; however, exceptions may be made when it is determined that the safety of the loan is not compromised, and the rational for exceeding this limit is clearly documented.
An appraisal report, performed in conformity with the Uniform Standards of Professional Appraisers Practice by an outside licensed appraiser, is required on all loans in excess of $250,000. Interest rates on commercial loans may be either fixed or tied to a predetermined index and adjusted daily. The Bank typically obtains full personal guarantees from the primary individuals involved in the transaction. Once during each calendar year, a review is prepared for each loan over $1 million, including an inspection of the collateral.


Construction and Development Loan, page 3
-----------------------------------------
2. Future Form 10-K filings will be revised to provide a discussion of our loan modifications for major loan products as follows:

Residential Real Estate Loans
-----------------------------
During the year ended September 30, 2009, the Bank modified residential real estate loans totaling $8.3 million, the majority of which involved a restructuring of loan terms such as a temporary reduction in the payment amount or an extension of the maturity date. A restructuring of debt is considered a Troubled Debt Restructuring (TDR) if, because of a debtor's financial difficulty, a creditor grants concessions that it would not otherwise consider. At
September 30, 2009, the Bank had TDRs in its residential real estate loan portfolio of $6.2 million. TDRs are placed in non-accrual status until they have made a minimum of six consecutive timely payments under the restructured terms. Loans are removed from the TDR classification after twelve consecutive months of satisfactory repayment performance under the new loan terms.

Construction and Development Loans
----------------------------------
At September 30, 2009, the Bank had permitted extensions for 419 loans, totaling $240.1 million, in its construction and development loan portfolio. The reason for the extensions related primarily to the fact that homes and lots are selling slower in the current economic environment. Such extensions are accounted for as TDRs if the restructuring is related to the borrower's financial difficulty, and if the Bank made concessions that it would not otherwise consider. At September 30, 2009, the Bank had TDRs in its construction and development loan portfolio of $14.9 million.

(Please note that NASB typically does not require interest reserves for loans in this portfolio).

Commercial Real Estate Loans
----------------------------
During the year ended September 30, 2009, the Bank modified commercial real estate loans totaling $49.6 million, the majority of which involved a restructuring of loan terms such as a temporary reduction in the payment amount or an extension of the maturity date. At September 30, 2009, the Bank had TDRs in its commercial real estate loan portfolio of $4.5 million.


Classified Assets, Delinquencies and Allowance for Loss,
--------------------------------------------------------
page 4
------
3. Loans classified as loss are essentially loans that have been deemed impaired in accordance with GAAP. The amount classified as loss is the measured impairment. If such loans are subsequently deemed uncollectible, they will be written off. The following table presents the balance classified as loss by loan type at September 30, 2009:


Permanent loans on:
   Residential properties            $   1,203
   Business properties                   2,692
Construction and development loans       1,959
Commercial loans                           102
Installment loans                          459
                                        -------
                                     $   6,415
                                        =======


As the property has not been charged-off, foreclosed, or otherwise liquidated, loans classified as loss are not included the Bank's historical foreclosure frequency and loss severity ratios which are used as a component of calculating ALLL. If the loans classified as loss at September 30, 2009 were included when calculating these ratios, it would not have had a material impact on our estimate of general reserves.


4. Future Form 10-K filings will be revised to include the following disclosures related to the continuing deterioration of the real estate markets, if applicable:

The Bank makes construction and development loans within the metropolitan Kansas City area. Commercial real estate loan are originated through a network of brokers throughout the United States. Residential loans are originated through retail lending offices located in the Kansas City metro area and in all fifty states through the Bank's internet lending division; however, the majority of residential real estate loans originated by the Bank are subsequently sold on the secondary market. Although the Bank's residential and commercial lending is national in scope, its concentrations are primarily in markets areas where deterioration has not been as severe as national trends. At September 30, 2009, $656.2 million (or 56.0%) of the loans in the Bank's held to maturity portfolio were located within Kansas or Missouri, which have experienced some of lowest declines in property values. The Bank does not have significant lending concentrations in Arizona, California, Nevada, or Florida, which have experienced some of the largest declines in property values.

During the year ended September 30, 2009, the Bank's net charge-offs totaled $4.4 million, an increase of $3.9 million from the prior fiscal year. Of this increase, $2.3 million related to an increase in charge-offs on loans secured by residential properties, and $964,000 related to an increase in charge-offs on construction and development loans. These increases related primarily to the continued deterioration in the housing market, evidenced by declining prices, fewer home sales, and increasing inventories.
Based upon the significant increase in foreclosure frequency and loss severity ratios within these portfolios and other qualitative factors related to the current economic conditions, the Bank significantly increased its general component of allowance for loan losses during the year ended September 30, 2009. The balance of general reserves in the allowance for loan losses increased to $14.3 million, from $12.4 million in the prior year.
During the same time period, the balance of loans receivable held to maturity decreased from $1,294.3 to $1,259.7 million at September 30, 2009. The Bank does not routinely obtain updated appraisals for their collateral dependent loans. However, the Bank considers the possibility of potential changes in appraised values when analyzing the adequacy of the allowance for loan losses by performing a shock analysis, whereby property values are decreased under various scenarios.


5. The tabular disclosure of activity in the allowance for loan losses will be revised in future Form 10-K filings as follows:

                                      September 30,
                                          2009
                                      ------------
Balance at beginning of the year        $  13,807
Total provisions                           11,250
Charge-offs on:
   Residential properties                  (2,327)
   Business properties                       (254)
   Construction and development            (1,326)
   Commercial loans                          (339)
   Installment loans                         (132)
Recoveries on:
   Residential properties                      18
   Business properties                         --
   Construction and development                --
   Commercial loans                            --
   Installment loans                            2
                                      ------------
Total net charge-offs                      (4,358)
                                      ------------
Balance at end of year                  $  20,699
                                      ============


Exhibit 13 - Consolidated Financial Statements
----------------------------------------------

Summary of Significant Accounting Policies, Loans
-------------------------------------------------
Receivable Held for Sale, page 21
----------------------------------
6. The following disclosure will be added to the Summary of Significant Accounting Policies in the Annual Report:

The Bank issues various representations and warranties and standard recourse provisions associated with the sale of loans to outside investors. Such provisions may require the Bank to repurchase a loan that defaults or has identified defects, or to indemnify the investor in the event of a material breach of contractual representations and warranties. During the fiscal year ended September 30, 2009, the Bank established reserves related to various representations and warranties that reflect management's estimate of losses based on various factors. Such factors include estimated level of defects, historical repurchase demand, success rate in avoiding claims, and projected loss severity. Reserves are established at the time loans are sold, and updated during their estimated life. Although an investor may demand repurchase at any time, most occur within the first two to three years following origination.

During the fiscal year ending September 30, 2009, the Bank experienced increased losses resulting from investor charges for loans with defects, repurchased loans, and early prepayment and early default penalties. This trend accelerated during the last half of the fiscal year. We repurchased or incurred losses or penalties on loans with balances of $12.4 million during fiscal year 2009. We incurred losses on these loans of $841,000 during fiscal year 2009. The reserve for such losses is included in "Accrued expenses and other liabilities" in the Bank's consolidated financial statements, and totaled $1.1 million at September 30, 2009. Repurchased loans are recorded at fair value and evaluated for impairment in accordance with Generally Accepted Accounting Principles (GAAP).

The increase in repurchase loans and settlement losses related primarily to weak economic conditions, as investors made increased demands associated with the higher level of loans in default. The Bank has had some success in avoiding claims. This success rate is one indicator of future losses, but it is affected by various factors such as the type of claim and the investor making the claim. To the extent that economic conditions, particularly the housing market, do not recover, it is management's opinion that the Bank will continue to have increased loss severity on repurchased loans, resulting in further additions to the reserve. However, the Bank began to tighten underwriting standards in mid 2008, so it expects a lower level of repurchase requests for loans originated thereafter.


Summary of Significant Accounting Policies, Securities and
----------------------------------------------------------
Mortgage Backed Securities Available for Sale, page 21
------------------------------------------------------
7. Corporate debt securities are valued using quoted prices based on actual transactions for identical assets, as these assets trade in an active market. Such prices are obtained from information available on Bloomberg. Market prices for all mortgage backed securities (those held for sale and those held for investment) are obtained through non-binding quotes from broker dealers, as these securities do not trade in an active market. Binding quotes are not obtained because we are not actively trying to sell these securities. We do not make any adjustment to the quotes received from broker dealers.

The disclosure in the Summary of Significant Accounting
Policies in the Annual Report will be revised as follows:

Premiums and discounts are recognized as adjustments to interest income over the life of the securities using a method that approximates the level yield method. Gains or losses on the disposition of securities are based on the specific identification method. Securities that trade in an active market are valued using quoted market prices.
Securities that do not trade in an active market are values using quotes from broker-dealers that reflect estimated offer prices.

Additionally, the Fair Value Measurements footnote in the Annual Report and Form 10-Q will be revised as follows:

Mortgage-backed available for sale securities are valued by broker dealer quotes for similar assets in markets that are not active. These measurements are classified as Level 2.


Summary of Significant Accounting Policies, Foreclosed
------------------------------------------------------
Assets Held for Sale, page 23
-----------------------------
8.  The disclosure in the Summary of Significant Accounting
Policies in the Annual Report and the Foreclosed Assets
Held for Sale footnote in the Form 10-Q to be revised as follows to confirm that when foreclosed assets are acquired, any excess of the loan balance over the net realizable value of the foreclosed asset is charged to the allowance for loan losses:

Foreclosed assets held for sale are initially recorded at fair value as of the date of foreclosure less any estimated selling costs (the "new basis") and are subsequently carried at the lower of the new basis or fair value less selling costs on the current measurement date. When foreclosed assets are acquired any excess of the loan balance over the new basis of the foreclosed asset is charged to the allowance for loan losses. Subsequent adjustments for estimated losses are charged to operations when the fair value declines to an amount less than the carrying value. Costs and expenses related to major additions and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed. Applicable gains and losses on the sale of real estate owned are realized when the asset is disposed of, depending on the adequacy of the down payment and other requirements.


Company Statement
-----------------
The company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in SEC filings.
Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the SEC filings. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have additional questions or comments, you may contact me via telephone at 816-765-2200 or e-mail at rnyhus@nasb.com.


Sincerely,

/s/ Rhonda Nyhus

Rhonda Nyhus
Vice President and Treasurer